SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                          Western Wireless Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    95988E204
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

-------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  April 5, 1998
-------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 95988E204
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman, Sachs & Co.
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC;OO
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [X]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          12,263,727
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    12,263,727
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         12,263,727
------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                    [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.2% as calculated in accordance with Rule 13d-3(d)(1); 16.2% based on outstanding shares of Class A Common Stock and Class B Common Stock
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         BD-PN-IA
------------------------------------------------------------

--------------------
CUSIP NO. 95988E204
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Goldman Sachs Group, L.P.
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF;OO
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------
                      7.       SOLE VOTING POWER
  NUMBER OF                    84,975
    SHARES            ----------------------------------------
BENEFICIALLY          8.       SHARED VOTING POWER
  OWNED BY                     12,263,727
    EACH              ----------------------------------------
 REPORTING            9.       SOLE DISPOSITIVE POWER
   PERSON                      84,975
    WITH              ----------------------------------------
                      10.      SHARED DISPOSITIVE POWER
                               12,263,727
--------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         12,348,702
--------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                  [  ]
--------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.3% as calculated in accordance with Rule 13d-3(d)(1); 16.3% based on outstanding shares of Class A Common Stock and Class B Common Stock
--------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         HC-PN
--------------------------------------------------------------

--------------------
CUSIP NO. 95988E204
--------------------
---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GS Advisors, L.P.
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
---------------------------------------------------------------
                       7.       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ----------------------------------------
BENEFICIALLY           8.       SHARED VOTING POWER
  OWNED BY                      11,096,078
    EACH               ----------------------------------------
 REPORTING             9.       SOLE DISPOSITIVE POWER
   PERSON                       0
    WITH               ----------------------------------------
                       10.      SHARED DISPOSITIVE POWER
                                11,096,078
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         11,096,078
----------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                       [  ]
----------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.7% as calculated in accordance with Rule 13d-3(d)(1); 14.6% based on outstanding shares of Class A Common Stock and Class B Common Stock
----------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
-----------------------------------------------------------------

--------------------
CUSIP NO. 95988E204
--------------------
------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GS Capital Partners, L.P.
------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)  [  ]

                                                       (b)  [  ]
-------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
-------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                             [  ]
-------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          11,096,078
    EACH                   ----------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    11,096,078
-------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         11,096,078
-------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                            [  ]
-------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.7% as calculated in accordance with Rule 13d-3(d)(1); 14.6% based on outstanding shares of Class A Common Stock and Class B Common Stock
-------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
-------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                     RELATING TO THE CLASS A COMMON STOCK OF
                          WESTERN WIRELESS CORPORATION

         GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group", and together with GS Capital, GS Advisors, L.P. and Goldman Sachs, the "Filing Persons")1 hereby amend this statement on Schedule 13D filed with respect to the Class A Common Stock, no par value per share (the "Class A Common Stock"), of Western Wireless Corporation, a Washington corporation (the "Company"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own shares of Class A Common Stock through GS Capital and through certain limited partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or the managing general partner (the "Other Limited Partnerships" and, together with GS Capital, the "Limited Partnerships"). The Limited Partnerships own shares of Class B Common Stock, which is convertible into shares of Class A Common Stock. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Class A Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed to beneficially own shares of Class A Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Class A Common Stock held in Managed Accounts. Goldman Sachs and GS Group may also be deemed to beneficially own from time to time shares acquired in ordinary course trading activities by Goldman Sachs. In addition, GS Group also owns shares of Class B Common Stock. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

         Item 2 is hereby amended and restated as follows:

Item 2.  Identity and Background.

         GS Capital, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, L.P., a Delaware limited partnership, is the sole general partner of GS Capital. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as

------------

1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

the investment manager for GS Capital. GS Group, one of the general partners of Goldman Sachs, owns a 99% interest in Goldman Sachs. GS Group is a Delaware limited partnership and a holding partnership that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The other general partner of Goldman Sachs is The Goldman, Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is a wholly owned subsidiary of GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group. The principal business address of each of Goldman Sachs, GS Group, GS Corp., GS L.L.C., GS Capital, GS Advisors, L.P. and the Other Limited Partnerships is 85 Broad Street, New York, NY 10004.

         The name, business address, present principal occupation or employment and citizenship of each director and of each member of the executive committees of GS Corp. and GS L.L.C. and of each member of the executive committees of GS Group and Goldman Sachs are set forth in Schedule I hereto and are incorporated herein by reference.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc., a Delaware corporation that is the sole general partner of GS Advisors, L.P., are set forth in Schedule II hereto and are incorporated herein by reference.

         During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I or Schedule II hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         As of April 6, 1998, in addition to the deemed beneficial ownership of 12,099,029 shares of Class A Common Stock herein described, GS Group and Goldman Sachs beneficially own 5,850 shares of Class A Common Stock acquired in ordinary course trading activities, and may be deemed to beneficially own 243,823 shares of Class A Common Stock held in Managed Accounts. Schedule IV sets forth transactions in the Class A Common Stock which have been effected during the 60-day period from February 4, 1998 through April 5, 1998, all of which were effected in the ordinary course of business of Goldman Sachs. The aggregate consideration for the purchases listed on Schedule IV was $7,070,165.00.

         Item 4 is hereby amended as follows:

Item 4.  Purpose of the Transaction.

         In connection with the registration statement (the "Registration Statement") on Form S-3 under the Securities Act of 1933, which was filed by the Company with the Securities and Exchange Commission on April 7, 1998 with respect to a contemplated offering (the "Offering") by certain shareholders of the Company of up to 11,000,000 shares of Common Stock, certain of the Filing Persons have agreed to the inclusion of their names in the Registration Statement in connection with the potential sale by them of an aggregate of 2,000,000 shares of Class A Common Stock pursuant to the contemplated Offering. It is currently expected that the Underwriters of the IPO, including GS, would act as underwriters with respect to the contemplated Offering.

         Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) As of April 5, 1998, GS Capital beneficially owned, and GS Advisors, L.P. may be deemed to beneficially own, an aggregate of 11,096,078 shares of Class B Common Stock, and the Other Limited Partnerships beneficially owned an aggregate of 917,976 shares of Class B Common Stock. Based on the Company's Annual Report on Form 10-K for the year ended December 31, 1997, dated March 27, 1998, 22,846,192 shares of Class A Common Stock and 52,963,811 shares of Class B Common Stock were outstanding as of March 2, 1998. Based on the foregoing, (i) GS Capital beneficially owns, and GS Advisors, L.P., may be deemed to beneficially own, approximately 21.0% and the Other Limited Partnerships in the aggregate beneficially own approximately 1.7% of the outstanding shares of Class B Common Stock, (ii) GS Capital beneficially owns, and GS Advisors, L.P., may be deemed to beneficially own, approximately 14.6% (20.1% of the voting power) and the Other Limited Partnerships in the aggregate beneficially own approximately 1.2% (1.7% of the voting power) of the outstanding shares of Common Stock, and (iii) assuming that the Limited Partnerships convert their Class B Common Stock into Class A Common Stock, but that no other holder of Class B Common Stock effects such conversion, GS Capital and the Other Limited Partnerships beneficially own approximately 31.8% and 2.6%, respectively, of the Class A Common Stock (2.7% and 0.2%, respectively, of the voting power).

         Both Goldman Sachs and GS Group may be deemed to beneficially own, through the Limited Partnerships' ownership of 12,014,054 shares of Class B Common Stock, 12,014,054 shares of Class A Common Stock. For the purposes of this Statement, GS Group also, through its ownership of 84,975 shares of Class B Common Stock, may be deemed to beneficially own 84,975 shares of Class A Common Stock. In addition, Goldman Sachs and GS Group beneficially own 5,850 shares of Class A Common Stock acquired in ordinary course trading activities, and may be deemed to beneficially own

243,823 shares of Class A Common Stock currently held in the Managed Accounts. Accordingly, Goldman Sachs and GS Group could be deemed beneficially own approximately 22.7% and 22.8%, respectively, of the outstanding shares of Class B Common Stock and 16.2% and 16.3%, respectively (and each 21.8% of the voting power) of the outstanding shares of Common Stock. Assuming that Goldman Sachs and GS Group convert their Class B Common Stock into Class A Common Stock, but that no other holder of Class B Common Stock effects such conversion, Goldman Sachs and GS Group would be deemed to beneficially own approximately 35.2% and 35.3%, respectively, of the Class A Common Stock. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Class A Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. Goldman Sachs and GS Group also disclaim beneficial ownership of the shares of Class A Common Stock held in Managed Accounts.

         As of December 31, 1997, certain holders of shares of Class B Common Stock, including the GS Group and its related entities, who are parties to an agreement (the "Shareholders Agreement"), beneficially own 330,243 shares of outstanding Class A Common Stock and 47,357,416 shares of outstanding Class B Common Stock, which represent approximately 1.4% of the outstanding Class A Common Stock and 89.4% of the outstanding Class B Common Stock (85.8% of the voting power of all outstanding Common Stock). Assuming that the parties to the Shareholders Agreement convert their Class B Common Stock into Class A Common Stock, but that no other holder of Class B Common Stock effects such conversion, the parties would beneficially own approximately 68.4% of the Class A Common Stock. These shareholders have agreed to vote their shares for each other's designees, subject to certain ownership requirements, and have agreed to vote their shares to elect at least six members of the Board of Directors.

         None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the Limited Partnerships that is not a Filing Person or any of the persons listed on Schedules I or II hereto, beneficially owns any shares of Common Stock as of April 6, 1998, other than as set forth herein.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 5 above.

         (c) Schedule IV sets forth transactions in the Common Stock which have been effected during the period from February 4, 1998 through April 5, 1998, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected in the NASDAQ National Market. The total consideration (exclusive of commissions) for the shares of Common Stock purchased during this period was approximately $7,070,165.00.

         Except as set forth on Schedule IV, no transactions in the Common Stock were effected by Filing Persons or, to the knowledge of any of the Filing Persons, any of the Limited Partnerships that is not a Filing Person or any of the Persons listed on Schedules I or II hereto, during the period from February 4, 1998 through April 5, 1998.

         (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

         (e) Not applicable.

Item 7.  Material To be Filed as Exhibits.

         The Notice of Intent To Register Shares in the Secondary Offering, dated as of April 5, 1998, from the GS Group to Western Wireless Corporation, is filed as Exhibit A to this Amendment No.1 to the Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  April 8, 1998
                                     GOLDMAN, SACHS & CO.

                                     By:  /s/ Richard A. Friedman
                                         ------------------------------
                                         Name:    Richard A. Friedman
                                         Title:   Managing Director

                                     THE GOLDMAN SACHS GROUP, L.P.
                                     By: The Goldman Sachs Corporation,
                                         its general partner

                                     By:  /s/ Richard A. Friedman
                                         ------------------------------
                                         Name:    Richard A. Friedman
                                         Title:   Executive Vice President

                                     GS ADVISORS, L.P.
                                     By: GS Advisors, Inc.,
                                         its general partner

                                     By:  /s/ Richard A. Friedman
                                         ------------------------------
                                         Name:    Richard A. Friedman
                                         Title:   President

                                     GS CAPITAL PARTNERS, L.P.
                                     By: GS Advisors, L.P.,
                                         its general partner
                                     By: GS Advisors, Inc.,
                                         its general partner

                                     By:  /s/ Richard A. Friedman
                                         ------------------------------
                                         Name:    Richard A. Friedman
                                         Title:   President

                                   SCHEDULE I

         The name of each director of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committees of The Goldman Sachs Corporation, The Goldman, Sachs & Co. L.L.C., The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

         The business address of each person listed below except John A. Thain and John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John A. Thain and John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.

Jon Z. Corzine
Henry M. Paulson Jr.
Roy J. Zuckerberg
Robert J. Hurst
John A. Thain
John L. Thornton

                                   SCHEDULE II

         The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners, L.P., are set forth below.

         The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All executive officers and directors listed below are United States citizens.


Name                   Position                     Present Principal Occupation
----                   --------                     ----------------------------

Richard A. Friedman    Director/President          Managing Director of Goldman,
                                                   Sachs & Co.

Terence M. O'Toole     Director/Vice President     Managing Director of Goldman,
                                                   Sachs & Co.

Elizabeth S. Cogan     Treasurer                   Managing Director of Goldman,
                                                   Sachs & Co.

Joseph H. Gleberman    Director/ Vice President    Managing Director of Goldman,
                                                   Sachs & Co.

Henry Cornell          Vice President              Managing Director of Goldman
                                                   Sachs (Asia) L.L.C.

Barry S. Volpert       Director/Vice President     Managing Director of Goldman
                                                   Sachs International

Eve M. Gerriets        Vice President/Secretary    Vice President of Goldman,
                                                   Sachs & Co.

David J. Greenwald     Assistant Secretary         Vice President of Goldman,
                                                   Sachs & Co.

C. Douglas Fuge        Assistant Treasurer         Managing Director of Goldman,
                                                   Sachs & Co.

Katherine B. Enquist   Vice President              Vice President of Goldman,
                                                   Sachs & Co.

                                  SCHEDULE III



         In settlement of Securities and Exchange Commission Administrative Proceeding File No. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co. (the "Firm"), along with numerous other securities firms, without admitting or denying any of the findings of the Securities and Exchange Commission (the "SEC") consented to the entry of an Order, dated January 16, 1992. The SEC found that the Firm, in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs"), made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 17 C.F.R. Sections 240.17a-3 and 240.17a-4.



         The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.



         In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., the Firm, without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of
Section 15(b)(4)(E) of the Exchange Act.



         The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

                                   SCHEDULE IV

                          Western Wireless Corporation

                               Cusip No. 95988E204


PURCHASES     SALES     PRICE          TRADE DATE          SETTLEMENT DATE
---------     -----     -----          ----------          ---------------

              1,000     22.39          9-Mar-98            12-Mar-98
              1,000     19 1/4         4-Feb-98            9-Feb-98
1,000                   19 1/8         4-Feb-98            9-Feb-98
1,000                   19 9/16        4-Feb-98            9-Feb-98
              5,000     19 13/16       4-Feb-98            9-Feb-98
1,000                   19 1/4         4-Feb-98            9-Feb-98
1,000                   18 7/8         4-Feb-98            9-Feb-98
1,000                   19 15/16       4-Feb-98            9-Feb-98
1,000                   20 1/16        4-Feb-98            9-Feb-98
1,000                   19 5/8         4-Feb-98            9-Feb-98
1,000                   19 3/4         5-Feb-98            10-Feb-98
              400       19 2/4         5-Feb-98            10-Feb-98
1,000                   19 3/4         5-Feb-98            10-Feb-98
              1,000     19 5/8         5-Feb-98            10-Feb-98
              1,600     19 2/4         5-Feb-98            10-Feb-98
1,000                   19 2/4         5-Feb-98            10-Feb-98
1,000                   19 5/8         5-Feb-98            10-Feb-98
              200       19 3/4         5-Feb-98            10-Feb-98
              200       19 2/4         5-Feb-98            10-Feb-98
1,000                   19 3/4         5-Feb-98            10-Feb-98
              1,000     19 2/4         5-Feb-98            10-Feb-98
              100       19 2/4         5-Feb-98            10-Feb-98
1,000                   19 2/4         5-Feb-98            10-Feb-98
1,000                   19 2/4         5-Feb-98            10-Feb-98
              600       19 2/4         5-Feb-98            10-Feb-98
              100       19 2/4         5-Feb-98            10-Feb-98
1,000                   19 11/16       5-Feb-98            10-Feb-98
              700       19 2/4         5-Feb-98            10-Feb-98
              300       19 2/4         5-Feb-98            10-Feb-98
              1,000     20             6-Feb-98            11-Feb-98
              200       19 7/8         6-Feb-98            11-Feb-98
              1,000     20             9-Feb-98            12-Feb-98
              200       20             9-Feb-98            12-Feb-98
              1,000     20             9-Feb-98            12-Feb-98

PURCHASES     SALES     PRICE          TRADE DATE          SETTLEMENT DATE
---------     -----     -----          ----------          ---------------

2,000                   19 15/16       10-Feb-98           13-Feb-98
              500       20 1/8         10-Feb-98           13-Feb-98
1,500                   20 1/8         10-Feb-98           13-Feb-98
              1,300     20 1/4         10-Feb-98           13-Feb-98
              1,500     20 1/16        10-Feb-98           13-Feb-98
              1,000     20 3/8         13-Feb-98           19-Feb-98
              1,000     20 3/8         13-Feb-98           19-Feb-98
1,000                   20 11/16       13-Feb-98           19-Feb-98
1,000                   21 1/4         18-Feb-98           23-Feb-98
1,000                   21 1/4         18-Feb-98           23-Feb-98
              1,000     21 2/4         18-Feb-98           23-Feb-98
500                     21 1/4         18-Feb-98           23-Feb-98
              1,000     21 2/4         18-Feb-98           23-Feb-98
1,000                   19 13/16       23-Feb-98           26-Feb-98
              10,000    19 9/16        23-Feb-98           26-Feb-98
4,500                   19 9/16        23-Feb-98           26-Feb-98
1,000                   19 9/16        23-Feb-98           26-Feb-98
1,000                   19 9/16        23-Feb-98           26-Feb-98
1,000                   19 11/16       23-Feb-98           26-Feb-98
              100       19 7/8         23-Feb-98           26-Feb-98
              1,000     19 7/16        24-Feb-98           27-Feb-98
2,000                   19 5/16        24-Feb-98           27-Feb-98
1,000                   19 5/16        24-Feb-98           27-Feb-98
600                     19 3/16        24-Feb-98           27-Feb-98
12,500                  19 3/16        24-Feb-98           27-Feb-98
1,900                   19 3/16        24-Feb-98           27-Feb-98
1,000                   19 2/4         24-Feb-98           27-Feb-98
1,000                   19 3/8         24-Feb-98           27-Feb-98
              1,100     19 3/16        24-Feb-98           27-Feb-98
1,000                   19 3/8         24-Feb-98           27-Feb-98
700                     19.2221        25-Feb-98           2-Mar-98
              3,000     19 3/8         25-Feb-98           2-Mar-98
              1,000     19 2/4         25-Feb-98           2-Mar-98
              500       19 7/32        25-Feb-98           2-Mar-98
              1,500     19 1/4         25-Feb-98           2-Mar-98
              3,000     19 7/32        25-Feb-98           2-Mar-98
              100       19 5/8         25-Feb-98           2-Mar-98
              3,000     19 7/32        25-Feb-98           2-Mar-98
              3,000     19 7/32        25-Feb-98           2-Mar-98
1,700                   19.2221        25-Feb-98           2-Mar-98

PURCHASES     SALES     PRICE          TRADE DATE          SETTLEMENT DATE
---------     -----     -----          ----------          ---------------

11,500                  19.2221        25-Feb-98           2-Mar-98
              3,000     19 7/32        25-Feb-98           2-Mar-98
              3,000     19 7/32        25-Feb-98           2-Mar-98
              1,000     19 1/4         25-Feb-98           2-Mar-98
              3,000     19 7/32        25-Feb-98           2-Mar-98
              3,000     19 7/32        25-Feb-98           2-Mar-98
              600       19 5/16        26-Feb-98           3-Mar-98
              2,200     19 5/16        26-Feb-98           3-Mar-98
1,000                   19 5/16        27-Feb-98           4-Mar-98
              1,000     19 5/16        27-Feb-98           4-Mar-98
2,000                   19 1/4         27-Feb-98           4-Mar-98
3,000                   19 1/4         2-Mar-98            5-Mar-98
              100       19 7/8         2-Mar-98            5-Mar-98
              100       19 3/4         2-Mar-98            5-Mar-98
              46        19 7/16        2-Mar-98            5-Mar-98
              10,000    19 1/4         2-Mar-98            5-Mar-98
1,600                   19 1/4         2-Mar-98            5-Mar-98
              500       19 3/4         2-Mar-98            5-Mar-98
              1,700     19 7/8         2-Mar-98            5-Mar-98
3,500                   19 9/16        2-Mar-98            5-Mar-98
              3,300     19 3/4         2-Mar-98            5-Mar-98
              400       19 3/4         2-Mar-98            5-Mar-98
1,000                   19 1/8         2-Mar-98            5-Mar-98
              1,000     19 7/16        2-Mar-98            5-Mar-98
2,000                   19 7/8         2-Mar-98            5-Mar-98
              3,000     19 7/8         2-Mar-98            5-Mar-98
7,500                   19 9/16        2-Mar-98            5-Mar-98
3,000                   19 1/4         2-Mar-98            5-Mar-98
              100       19 3/4         2-Mar-98            5-Mar-98
              1,000     19 3/4         2-Mar-98            5-Mar-98
              1,000     19 7/8         2-Mar-98            5-Mar-98
1,400                   19 1/4         2-Mar-98            5-Mar-98
              1,000     19.85          3-Mar-98            6-Mar-98
              1,000     19 7/8         3-Mar-98            6-Mar-98
              1,000     19 3/4         3-Mar-98            6-Mar-98
              1,000     19 7/8         3-Mar-98            6-Mar-98
3,000                   19 3/4         3-Mar-98            6-Mar-98
              1,000     19 3/4         3-Mar-98            6-Mar-98
1,000                   19 1/16        4-Mar-98            9-Mar-98
300                     19 5/8         4-Mar-98            9-Mar-98

PURCHASES     SALES     PRICE          TRADE DATE          SETTLEMENT DATE
---------     -----     -----          ----------          ---------------

1,000                   19 1/8         4-Mar-98            9-Mar-98
500                     19 2/4         4-Mar-98            9-Mar-98
              10,000    19.281         4-Mar-98            9-Mar-98
2,500                   19 3/8         4-Mar-98            9-Mar-98
1,000                   19 2/4         4-Mar-98            9-Mar-98
500                     19 1/8         4-Mar-98            9-Mar-98
1,000                   19 1/16        4-Mar-98            9-Mar-98
1,000                   19 5/8         4-Mar-98            9-Mar-98
200                     19 1/16        4-Mar-98            9-Mar-98
              1,000     19 9/16        5-Mar-98            10-Mar-98
5,000                   19 2/4         5-Mar-98            10-Mar-98
              1,000     19 1/4         5-Mar-98            10-Mar-98
              1,500     19 9/16        5-Mar-98            10-Mar-98
              1,000     19 9/16        6-Mar-98            11-Mar-98
              4,600     19.975         6-Mar-98            11-Mar-98
1,000                   20 1/4         6-Mar-98            11-Mar-98
100                     20 1/4         6-Mar-98            11-Mar-98
              200       19.975         6-Mar-98            11-Mar-98
              1,000     19 5/8         6-Mar-98            11-Mar-98
              1,000     19 3/4         6-Mar-98            11-Mar-98
5,000                   19.688         6-Mar-98            11-Mar-98
240                     20 1/4         6-Mar-98            11-Mar-98
1,000                   20             6-Mar-98            11-Mar-98
1,000                   19 3/4         6-Mar-98            11-Mar-98
              1,000     19 5/8         6-Mar-98            11-Mar-98
1,000                   20 1/4         6-Mar-98            11-Mar-98
1,000                   20             6-Mar-98            11-Mar-98
1,000                   20 3/8         6-Mar-98            11-Mar-98
1,000                   20 3/8         6-Mar-98            11-Mar-98
1,000                   19 3/4         6-Mar-98            11-Mar-98
              2,700     19.975         6-Mar-98            11-Mar-98
3,900                   20             6-Mar-98            11-Mar-98
1,000                   20 3/8         6-Mar-98            11-Mar-98
1,000                   20             6-Mar-98            11-Mar-98
1,000                   20 3/8         6-Mar-98            11-Mar-98
1,000                   20 1/8         6-Mar-98            11-Mar-98
1,100                   20             6-Mar-98            11-Mar-98
900                     19 3/4         6-Mar-98            11-Mar-98
5,000                   19 11/16       6-Mar-98            11-Mar-98
1,000                   20             6-Mar-98            11-Mar-98

PURCHASES     SALES     PRICE          TRADE DATE          SETTLEMENT DATE
---------     -----     -----          ----------          ---------------

              3,500     19 3/4         6-Mar-98            11-Mar-98
500                     19.225         6-Mar-98            11-Mar-98
100                     20 1/16        6-Mar-98            11-Mar-98
              17,500    19.975         6-Mar-98            11-Mar-98
1,000                   20             6-Mar-98            11-Mar-98
100                     19 15/16       6-Mar-98            11-Mar-98
              1,000     19 5/8         6-Mar-98            11-Mar-98
1,000                   22 2/4         9-Mar-98            12-Mar-98
5,000                   21.90375       9-Mar-98            12-Mar-98
              1,000     22 1/8         9-Mar-98            12-Mar-98
1,000                   23 1/4         9-Mar-98            12-Mar-98
              200       23             9-Mar-98            12-Mar-98
              2,300     22             9-Mar-98            12-Mar-98
              804       23 1/16        9-Mar-98            12-Mar-98
              1,000     22 5/8         9-Mar-98            12-Mar-98
250                     21 7/8         9-Mar-98            12-Mar-98
1,000                   23 1/4         9-Mar-98            12-Mar-98
              696       23 1/16        9-Mar-98            12-Mar-98
1,000                   23 1/4         9-Mar-98            12-Mar-98
800                     23 1/4         9-Mar-98            12-Mar-98
1,000                   23 1/4         9-Mar-98            12-Mar-98
1,000                   22 2/4         9-Mar-98            12-Mar-98
              1,000     22 1/8         9-Mar-98            12-Mar-98
1,000                   23 1/4         9-Mar-98            12-Mar-98
              5,000     22 2/4         9-Mar-98            12-Mar-98
              1,000     22 1/8         9-Mar-98            12-Mar-98
1,000                   22 1/8         9-Mar-98            12-Mar-98
              200       23 1/4         9-Mar-98            12-Mar-98
1,000                   21 15/16       9-Mar-98            12-Mar-98
1,000                   22.39          9-Mar-98            12-Mar-98
              200       23             9-Mar-98            12-Mar-98
              1,000     22 9/16        9-Mar-98            12-Mar-98
200                     23 1/4         9-Mar-98            12-Mar-98
              1,000     22 7/8         9-Mar-98            12-Mar-98
1,000                   23 1/4         9-Mar-98            12-Mar-98
              1,000     20 7/8         9-Mar-98            12-Mar-98
2,500                   22 7/16        9-Mar-98            12-Mar-98
              1,000     22 7/8         9-Mar-98            12-Mar-98
              1,000     21 3/8         9-Mar-98            12-Mar-98
              1,000     21 11/16       10-Mar-98           13-Mar-98

PURCHASES     SALES     PRICE          TRADE DATE          SETTLEMENT DATE
---------     -----     -----          ----------          ---------------

5,000                   21.35          10-Mar-98           13-Mar-98
              3,000     22 1/4         10-Mar-98           13-Mar-98
              1,000     22 1/4         10-Mar-98           13-Mar-98
              5,000     22 1/4         10-Mar-98           13-Mar-98
1,000                   22 5/8         10-Mar-98           13-Mar-98
5,000                   22 1/8         10-Mar-98           13-Mar-98
              300       21 9/16        10-Mar-98           13-Mar-98
1,000                   21 13/16       10-Mar-98           13-Mar-98
              1,000     22 1/4         10-Mar-98           13-Mar-98
100                     22 5/8         10-Mar-98           13-Mar-98
400                     21 11/16       10-Mar-98           13-Mar-98
              2,000     22             10-Mar-98           13-Mar-98
              1,000     21 11/16       10-Mar-98           13-Mar-98
              5,000     21 11/16       10-Mar-98           13-Mar-98
              1,000     22 9/16        10-Mar-98           13-Mar-98
1,000                   21 11/16       10-Mar-98           13-Mar-98
10,000                  22             10-Mar-98           13-Mar-98
1,000                   22 5/8         10-Mar-98           13-Mar-98
              1,000     22 1/4         10-Mar-98           13-Mar-98
1,000                   22 5/8         10-Mar-98           13-Mar-98
              1,000     22 7/8         10-Mar-98           13-Mar-98
1,000                   21 11/16       10-Mar-98           13-Mar-98
              1,000     22 7/8         10-Mar-98           13-Mar-98
300                     22 5/8         10-Mar-98           13-Mar-98
              1,000     22 1/16        10-Mar-98           13-Mar-98
              1,000     23 1/16        11-Mar-98           16-Mar-98
              1,000     23 5/8         11-Mar-98           16-Mar-98
7,500                   23.333         11-Mar-98           16-Mar-98
              3,000     23 2/4         11-Mar-98           16-Mar-98
              200       23 3/8         11-Mar-98           16-Mar-98
              2,500     23 1/4         11-Mar-98           16-Mar-98
              1,000     23 3/8         11-Mar-98           16-Mar-98
1,000                   22 7/8         11-Mar-98           16-Mar-98
              2,500     23 1/4         11-Mar-98           16-Mar-98
              1,044     23             11-Mar-98           16-Mar-98
              1,000     23 15/16       12-Mar-98           17-Mar-98
800                     24 3/8         12-Mar-98           17-Mar-98
1,000                   23 3/4         12-Mar-98           17-Mar-98
              1,000     24 1/8         12-Mar-98           17-Mar-98
1,000                   24 1/8         12-Mar-98           17-Mar-98

PURCHASES     SALES     PRICE          TRADE DATE          SETTLEMENT DATE
---------     -----     -----          ----------          ---------------

1,000                   23 5/8         12-Mar-98           17-Mar-98
              12,500    23.775         12-Mar-98           17-Mar-98
6,000                   23 7/8         12-Mar-98           17-Mar-98
1,000                   23 2/4         12-Mar-98           17-Mar-98
              1,000     24             12-Mar-98           17-Mar-98
1,000                   23 13/16       12-Mar-98           17-Mar-98
1,000                   24 1/8         12-Mar-98           17-Mar-98
1,000                   24 1/8         12-Mar-98           17-Mar-98
750                     23 5/8         12-Mar-98           17-Mar-98
200                     24 3/8         12-Mar-98           17-Mar-98
2,500                   23 3/4         12-Mar-98           17-Mar-98
1,000                   24 3/8         12-Mar-98           17-Mar-98
1,000                   23 5/8         12-Mar-98           17-Mar-98
              200       23 2/4         13-Mar-98           18-Mar-98
5,000                   23.65          13-Mar-98           18-Mar-98
1,000                   23 3/4         13-Mar-98           18-Mar-98
2,500                   23 1/16        13-Mar-98           18-Mar-98
10,000                  23 2/4         13-Mar-98           18-Mar-98
300                     23             13-Mar-98           18-Mar-98
              5,000     23.031         13-Mar-98           18-Mar-98
              3,400     23 3/16        13-Mar-98           18-Mar-98
              3,000     23 7/8         13-Mar-98           18-Mar-98
              1,000     23 5/8         13-Mar-98           18-Mar-98
              1,000     23 3/4         13-Mar-98           18-Mar-98
              1,000     23 2/4         13-Mar-98           18-Mar-98
5,000                   23 3/4         13-Mar-98           18-Mar-98
              1,000     23 3/4         13-Mar-98           18-Mar-98
              1,600     23 11/16       13-Mar-98           18-Mar-98
1,300                   23             13-Mar-98           18-Mar-98
              1,000     23 5/8         13-Mar-98           18-Mar-98
1,000                   23 3/4         13-Mar-98           18-Mar-98
              1,000     23 3/4         13-Mar-98           18-Mar-98
              2,000     23 7/8         13-Mar-98           18-Mar-98
              1,000     23 3/4         13-Mar-98           18-Mar-98
              1,000     23 7/8         13-Mar-98           18-Mar-98
              1,000     23 5/8         13-Mar-98           18-Mar-98
              2,500     23 3/16        13-Mar-98           18-Mar-98
              1,000     23 3/4         13-Mar-98           18-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98

PURCHASES     SALES     PRICE          TRADE DATE          SETTLEMENT DATE
---------     -----     -----          ----------          ---------------

1,500                   23             16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
1,000                   23 3/8         16-Mar-98           19-Mar-98
1,000                   22 7/8         16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
100                     22 3/8         16-Mar-98           19-Mar-98
1,000                   23 1/4         16-Mar-98           19-Mar-98
1,500                   23 11/16       16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
              1,000     23 7/16        16-Mar-98           19-Mar-98
              1,000     23 3/16        16-Mar-98           19-Mar-98
1,000                   23 3/8         16-Mar-98           19-Mar-98
1,000                   23 3/8         16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
1,000                   23 3/8         16-Mar-98           19-Mar-98
              1,000     23 2/4         16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
3,750                   23.417         16-Mar-98           19-Mar-98
1,000                   23             16-Mar-98           19-Mar-98
1,000                   23 7/16        16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
500                     23 1/8         16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
1,000                   23 3/16        16-Mar-98           19-Mar-98
              1,000     23 1/4         16-Mar-98           19-Mar-98
1,000                   23 11/16       16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
              2,000     23 3/8         16-Mar-98           19-Mar-98
1,000                   23 1/4         16-Mar-98           19-Mar-98
              1,000     23 3/8         16-Mar-98           19-Mar-98
              7,500     23             16-Mar-98           19-Mar-98
              2,500     23 2/4         16-Mar-98           19-Mar-98
14,000                  23.3058        16-Mar-98           19-Mar-98
              3,750     23             17-Mar-98           20-Mar-98
500                     22 7/8         17-Mar-98           20-Mar-98
              1,000     23 1/8         17-Mar-98           20-Mar-98
1,000                   23             17-Mar-98           20-Mar-98

PURCHASES     SALES     PRICE          TRADE DATE          SETTLEMENT DATE
---------     -----     -----          ----------          ---------------

1,000                   22 15/16       17-Mar-98           20-Mar-98
              1,000     22 7/8         18-Mar-98           23-Mar-98
1,000                   22 11/16       18-Mar-98           23-Mar-98
              1,000     23 1/8         20-Mar-98           25-Mar-98
2,500                   22 13/16       20-Mar-98           25-Mar-98
              2,000     23 1/16        20-Mar-98           25-Mar-98
5,500                   23             20-Mar-98           25-Mar-98
              2,000     23 1/8         20-Mar-98           25-Mar-98
              1,000     23 1/8         20-Mar-98           25-Mar-98
              2,000     23 1/16        20-Mar-98           25-Mar-98
              1,000     23             23-Mar-98           26-Mar-98
              1,000     21 3/4         24-Mar-98           27-Mar-98
              1,000     21 5/8         24-Mar-98           27-Mar-98
              1,000     21 3/4         24-Mar-98           27-Mar-98
              1,000     21 3/4         24-Mar-98           27-Mar-98
1,000                   22             24-Mar-98           27-Mar-98
              1,000     21 5/8         24-Mar-98           27-Mar-98
1,000                   22 1/16        24-Mar-98           27-Mar-98
1,000                   22 1/16        24-Mar-98           27-Mar-98
1,000                   22 1/16        24-Mar-98           27-Mar-98
              1,000     21 5/8         24-Mar-98           27-Mar-98
              1,050     22             25-Mar-98           30-Mar-98
5,000                   22             25-Mar-98           30-Mar-98
              1,000     21 3/8         26-Mar-98           31-Mar-98
              1,000     21 3/8         26-Mar-98           31-Mar-98
              100       21 3/8         26-Mar-98           31-Mar-98
5,000                   21 3/8         26-Mar-98           31-Mar-98
              1,000     21 3/8         26-Mar-98           31-Mar-98
              900       21 3/8         26-Mar-98           31-Mar-98
              1,000     21 3/8         26-Mar-98           31-Mar-98
1,000                   21 3/8         26-Mar-98           31-Mar-98
              1,000     21 3/8         26-Mar-98           31-Mar-98
              1,000     21 7/16        27-Mar-98           1-Apr-98
              1,000     21 7/8         27-Mar-98           1-Apr-98
              1,000     21 2/4         27-Mar-98           1-Apr-98
1,000                   21 5/8         27-Mar-98           1-Apr-98
              2,000     21 5/8         30-Mar-98           2-Apr-98
1,000                   21 5/8         30-Mar-98           2-Apr-98
1,000                   21 5/8         30-Mar-98           2-Apr-98
              200       22 7/16        31-Mar-98           3-Apr-98

PURCHASES     SALES     PRICE          TRADE DATE          SETTLEMENT DATE
---------     -----     -----          ----------          ---------------

              1,000     22 3/4         31-Mar-98           3-Apr-98
              1,000     22 5/8         31-Mar-98           3-Apr-98
12,000                  22.422         31-Mar-98           3-Apr-98
              1,000     22 13/16       31-Mar-98           3-Apr-98
              1,000     22 7/8         31-Mar-98           3-Apr-98
              1,000     22 7/8         31-Mar-98           3-Apr-98
              2,000     22 5/16        31-Mar-98           3-Apr-98
              2,500     22 5/8         31-Mar-98           3-Apr-98
50                      21 5/8         31-Mar-98           3-Apr-98
              1,000     21 3/4         31-Mar-98           3-Apr-98
              1,000     21 3/4         31-Mar-98           3-Apr-98
              1,000     21 3/4         31-Mar-98           3-Apr-98
              1,000     22 5/8         31-Mar-98           3-Apr-98
2,000                   22 5/8         1-Apr-98            6-Apr-98
              5,000     22 3/16        2-Apr-98            7-Apr-98
4,600                   22 3/16        2-Apr-98            7-Apr-98
              2,900     22 2/4         3-Apr-98            8-Apr-98
              1,000     22 2/4         3-Apr-98            8-Apr-98
              1,000     22 5/8         3-Apr-98            8-Apr-98
5,000                   22 3/8         3-Apr-98            8-Apr-98
5,000                   19 13/16       4-Feb-98            9-Feb-98
              500       19.225         6-Mar-98            11-Mar-98
              7,500     19 9/16        2-Mar-98            5-Mar-98
              1,500     20 1/8         10-Feb-98           13-Feb-98
              3,500     19 9/16        2-Mar-98            5-Mar-98
              2,000     21 2/4         10-Mar-98           13-Mar-98
              1,000     21 3/8         10-Mar-98           13-Mar-98
              2,000     21 3/16        10-Mar-98           13-Mar-98
              5,000     21.90375       9-Mar-98            12-Mar-98
              5,000     21.35          10-Mar-98           13-Mar-98
              10,000    22             10-Mar-98           13-Mar-98




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